

March 31, 2015

Vadims Furss
Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: Amber Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 16, 2015**
> **File No. 333-199478**

Dear Mr. Furss:

   We have the following comments after reviewing your letter dated March 15, 2015 and the above-referenced registration statement. Unless otherwise noted, where we reference prior comments we are referring to our letter dated January 6, 2015.

General

1.   We were unable to locate revisions made in response to prior comment 1. Accordingly, please revise to provide a more detailed discussion of the status of your developmental efforts including, but not limited to, a discussion of any planned developmental milestones and any potential difficulties you may face in achieving them.

Risk Factors

Risks Associated to Our Business

We are solely dependent upon the funds to be raised in this offering…, page 6

2.   We note your response to prior comment 3; however, we were unable to locate disclosure that quantified the minimum additional capacity necessary to fund planned operations for a 12-month period. Please advise us of the specific location of this disclosure or revise to include it.

Vadims Furss
Amber Group, Inc.
March 31, 2015
Page 2

<u>Risks Associated with This Offering</u>

<u>We will not be required to comply with certain provisions…, page 15</u>

3.   We note your response to prior comment 6; however, the final sentence of the first paragraph of this risk factor appears to incorrectly describe when the company will be required to provide a report of management on internal control over financial reporting. In this regard, your status as an emerging growth company will not affect when you are required to provide this report. Please revise or advise.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm